SECU[illegible] 05038705 [illegible]MISSION
Washington, D.C. 20549

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PROCESSED
MAR 23 2005
THOMSON FINANCIAL

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47549 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ELECTRONIC ACCESS DIRECT INC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2055 WOOD ST SUITE 102

(No. and Street)

SARASOTA (City) FL (State) 34237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J BOVA 813-684-0933

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA PA

(Name — *if individual, state last, first, middle name*)

414 CHASTAIN RD (Address) SEFFNER (City) FL (State) 33584 (Zip Code)

MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Richard L Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELECTRONIC ACCESS DIRECT INC, as of DECEMBER 31, 2004, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

[signature]
Signature

President
Title

Nancy L. Bova
Notary Public

NANCY L. BOVA
MY COMMISSION # DD 137944
EXPIRES: July 31, 2006
NOTARY PUBLIC STATE OF FLORIDA
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. SEE NET CAPITAL REPORT
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. SEE NOTES TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ELECTRONIC ACCESS DIRECT, INC.

# REPORT ON EXAMINATION OF ACCOUNTS

# DECEMBER 31, 2004

**ROBERT J. BOVA, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Electronic Access Direct, Inc.
Tampa, Florida

## INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Electronic Access Direct, Inc. as of December 31, 2004, and the related statements of income and expense, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Security Dealers and certain State Securities and Exchange agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Access Direct, Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

February 20, 2005
Tampa, Florida

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing my audit of the financial statements for the year ended December 31, 2004, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance) with such practices and procedures that I considered relevant to the four objectives if applicable stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, and verifications and comparisons and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures referenced above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that the practices that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.



## ELECTRONIC ACCESS DIRECT, INC.

## BALANCE SHEET - DECEMBER 31, 2004

### ASSETS

| | | |
|---|---|---|
| **ALLOWABLE ASSETS:** | | |
| Cash | | $365,812 |
| Trade receivables | | 269,951 |
| Other | | 166,079 |
| Total allowable assets | | 801,842 |
| **NON-ALLOWABLE ASSETS:** | | |
| Trade receivables | | 120,073 |
| Other assets | | 25,559 |
| Total non-allowable assets | | 145,632 |
| TOTAL | | $947,474 |

### LIABILITIES AND OWNERSHIP EQUITY

| | | |
|---|---|---|
| **AGGREGATE INDEBTEDNESS:** | | |
| Accounts payable | | $251,888 |
| **NON-AGGREGATE INDEBTEDNESS** | | 75,205 |
| **OWNERSHIP EQUITY:** | | |
| Capital stock | $ 180,000 | |
| Preferred stock | 438,400 | |
| Paid-in capital | 824,474 | |
| Retained earnings | (822,493) | 620,381 |
| TOTAL | | $947,474 |

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ELECTRONIC ACCESS DIRECT, INC.

STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| OPERATIONAL REVENUE | $2,763,912 |
| EXPENSES: | |
| Commissions/payroll | 759,602 |
| Fees and assessments | 18,089 |
| Rentals | 86,800 |
| Communications | 633,308 |
| Other expenses | 1,014,131 |
| Total expenses | 2,511,930 |
| NET INCOME | $ 251,982 |

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ELECTRONIC ACCESS DIRECT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| STOCKHOLDERS' EQUITY, 2003 | $ 349,853 |
| Capital stock | $ 1,442,874 |
| Retained earnings | ( 822,493) |
| STOCKHOLDERS' EQUITY, DECEMBER 31, 2004 | $ 620,381 |

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

## ELECTRONIC ACCESS DIRECT, INC.

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | $161,923 |
| CASH FLOWS FROM STOCKHOLDER INVESTMENT | 200,000 |
| CASH INCREASE | 361,923 |
| CASH BALANCE, DECEMBER 31, 2003 | 3,889 |
| CASH BALANCE, DECEMBER 31, 2004 | $365,812 |

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

# ELECTRONIC ACCESS DIRECT, INC.

## COMPUTATION OF NET CAPITAL
## DECEMBER 31, 2004

| | |
|---|---|
| TOTAL OWNERSHIP EQUITY | $ 620,381 |
| Less - | |
| Non-allowable assets | (145,632) |
| Options and other securities | ( 39,593) |
| NET CAPITAL | $ 435,156 |

NOTE: The net capital presented hereon concurs with the year-end company prepared Focus Report (Part IIA) net capital.

ELECTRONIC ACCESS DIRECT, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1) BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefore do not necessarily represent current values.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

3) RECEIVABLES

These represent, primarily, amounts due from Penson Financial Financial Services, Inc. Penson Financial Services, Inc. is the Company's clearing facility.

4) REGULATORY MATTERS

There were no material inadequacies at December 31, 2004 in the Company accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please note the internal control opinion letter included herein.

5) CONTINGENCIES

A lawsuit brought against the Company in 2003 is still pending at the audit date. Correspondence from the Company attorneys indicates no negative results thereof.

# ELECTRONIC ACCESS DIRECT, INC.

# REPORT ON EXAMINATION OF ACCOUNTS

# DECEMBER 31, 2004